EXHIBIT (23)(A)




The Board of Directors
Harleysville Group Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Harleysville Group Inc. of our reports dated February 15, 1999, relating to the consolidated balance sheets of Harleysville Group Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and all related schedules, which reports appear in or are incorporated by reference in the December 31, 1998 annual report on Form 10-K of Harleysville Group Inc., and to the reference of our firm under the heading "Experts" in the registration statement.

/s/KPMG LLP

Philadelphia, Pennsylvania
August 25, 1999